SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

06 March, 2026

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Directorate Change dated 06 March 2026

Exhibit 1.1

06 March 2026

BP P.L.C. DIRECTORATE CHANGE

BP p.l.c. ('the Company')

Non-executive directors

BP p.l.c. announces that after nine years' service as a non-executive director, Melody Meyer will be retiring from the board at the conclusion of the 2026 annual general meeting (AGM) of the Company on 23 April 2026.

Karen Richardson and Simon Henry, both non-executive directors, have also advised the board that they will not be seeking election/re-election by shareholders at the AGM.  They will therefore step down from the board at the conclusion of the AGM.

Appointment of Safety and Sustainability committee chair

In accordance with UK Listing Rule 6.4.6(3), BP p.l.c. announces that Satish Pai, non-executive director, will be appointed as chair of the Safety and Sustainability committee, with effect from the conclusion of the AGM on 23 April 2026.

Further information:
bp press office, London: bppress@bp.com, +44 (0)7787 685821

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 06 March 2026
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary